                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.     )*
                                        ----


                          WILLBROS GROUP, INC.
-----------------------------------------------------------------------------
                            (Name of Issuer)


                 Common Stock, par value $.05 per share
-----------------------------------------------------------------------------
                     (Title of Class of Securities)


                              969199 10 8
-----------------------------------------------------------------------------
                             (CUSIP Number)

                           Michael F. Curran
                       5599 San Felipe, Suite 559
                         Houston, Texas  77056
                             (713) 784-5757
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                           - with copies to -

                            Robert A. Curry
                            Conner & Winters
                       A Professional Corporation
                         3700 First Place Tower
                            15 E. 5th Street
                      Tulsa, Oklahoma  74103-4344
                             (918) 586-5711

                           February 24, 2000
-----------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box     .
                                                      ----

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 2



  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RPH, Inc.
      76-0387570


  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                         ----
                                                                     (b)
                                                                         ----


  3   SEC USE ONLY



  4   SOURCE OF FUNDS (See Instructions)

      OO


  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                         ----



  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


                 7   SOLE VOTING POWER
  NUMBER OF
                     698,155
   SHARES

 BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY           -0-

    EACH         9   SOLE DISPOSITIVE POWER

 REPORTING           698,155

   PERSON       10   SHARED DISPOSITIVE POWER

    WITH             -0-


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      698,155


 12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                         ----


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.0%


 14   TYPE OF REPORTING PERSON (See Instructions)

      CO


                                SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 3






  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Curran Holdings, Inc.
      76-0343306





  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                         ----

                                                                     (b)
                                                                         ----


  3   SEC USE ONLY



  4   SOURCE OF FUNDS (See Instructions)

      OO


  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                         ----


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas


               7  SOLE VOTING POWER
 NUMBER OF
                  698,155
  SHARES

BENEFICIALLY   8  SHARED VOTING POWER

 OWNED BY         -0-

   EACH        9  SOLE DISPOSITIVE POWER

 REPORTING        698,155

  PERSON      10  SHARED DISPOSITIVE POWER

   WITH           -0-



 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      698,155


 12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                         ----


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.0%


 14   TYPE OF REPORTING PERSON (See Instructions)

      CO


                               SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 4



  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael F. Curran


  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                         ----

                                                                     (b)
                                                                         ----


  3   SEC USE ONLY



  4   SOURCE OF FUNDS (See Instructions)

      OO


  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                         ----


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


                7  SOLE VOTING POWER
 NUMBER OF
                   710,655
  SHARES

BENEFICIALLY    8  SHARED VOTING POWER

 OWNED BY          -0-

   EACH         9  SOLE DISPOSITIVE POWER

 REPORTING         710,655

  PERSON       10  SHARED DISPOSITIVE POWER

   WITH            -0-



 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      710,655


 12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                         ----


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.1%


 14   TYPE OF REPORTING PERSON (See Instructions)

      IN


                                 SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 5


     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1.    SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.05 per share (the "Common Stock"), of Willbros Group, Inc., a Republic of Panama corporation (the "Company"). The Company is an independent contractor serving the oil and gas industry, providing construction, engineering and specialty services to industry and government entities worldwide. The address of the Company's principal executive offices is Dresdner Bank Building, 50th Street, 8th Floor,
P.O. Box 850048, Panama 5, Republic of Panama.


ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by RPH, Inc., a Delaware corporation ("RPH"), Curran Holdings, Inc., a Texas corporation
("Curran Holdings"), which is the parent of RPH, and Michael F. Curran ("Curran"), who is the sole stockholder of Curran Holdings. RPH, Curran Holdings and Curran are sometimes referred to herein as the "Reporting Persons." Curran is the sole director and executive officer of each of RPH and Curran Holdings.

     (b) The principal business address of each of RPH, Curran Holdings and Curran is 5599 San Felipe, Suite 559, Houston, Texas 77056.

     (c) The present principal business of RPH and Curran Holdings is holding investments. The present principal occupation of Curran is acting as Vice Chairman, President, Chief Operating Officer and director of the Company.

     (d) and (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) RPH is organized under the laws of Delaware. Curran Holdings is organized under the laws of Texas. Curran is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 24, 2000, the Company completed the acquisition of Rogers & Phillips, Inc., a Delaware corporation ("RPI"). The acquisition was accomplished by merging a wholly-owned

                            SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 6



subsidiary of the Company (the "Merger") with and into RPI, pursuant to an Agreement and Plan of Merger dated January 24, 2000, among the Company, RPI and such subsidiary (the "Merger Agreement").

     As a result of the Merger, RPI became a wholly-owned subsidiary of the Company and the stockholders of RPI received 1,035,000 shares of Common Stock in the Company and an aggregate of $1,516,848 in cash. RPH was a stockholder of RPI at the time of the Merger.

     On February 24, 2000, the Company granted Curran an employee stock option to purchase 50,000 shares of Common Stock. This option to buy 50,000 shares becomes exercisable in increments as follows:
12,500 shares beginning February 24, 2000, 12,500 shares beginning January 1, 2001, 12,500 shares beginning January 1, 2002, and
12,500 shares beginning February 1, 2003.


ITEM 4.    PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each Reporting Person may deem significant to its respective investment decisions, any of the Reporting Persons may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may acquire. Curran may also acquire additional securities of the Company or dispose of securities of the Company in connection with stock option plans or other employee benefit plans of the Company. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be delisted from the New York Stock Exchange; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;
or (j) any action similar to any of those enumerated above.

     None of the Reporting Persons is bound to increase or decrease its or his holdings of Common Stock. Depending upon future developments, the Reporting Persons may, in their discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Persons reserve the right to act with respect to their holdings as they deem in their own best interest.

                               SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 7


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Each of RPH and Curran Holdings (as the parent of RPH) is the beneficial owner of 698,155 shares of Common Stock which represents 5.0% of the outstanding shares of Common Stock. Each such Reporting Person has the sole power to vote and dispose of such shares. Curran, as the sole stockholder of Curran Holdings, which is the parent of RPH, is the beneficial owner of 710,655 shares of Common Stock which represents 5.1% of the outstanding shares of Common Stock. His ownership of 710,655 shares includes 12,500 shares subject to stock options which are currently exercisable. Curran has the sole power to vote and dispose of such 710,655 shares.

     (c) Except for the Merger and the acquisition of shares of Common Stock therein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

     (d) Of the shares owned by RPH, 239,492 shares are held in escrow as collateral for the indemnity obligations of RPH to the Company under the Merger Agreement. Except as set forth in this Item 5(d), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

     (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Of the shares owned by RPH, 239,492 shares are held in escrow as collateral for the indemnity obligations of RPH to the Company under the Merger Agreement.

     In connection with the Merger, the Company and the stockholders of RPI entered into a Shelf Registration Agreement, dated January 24, 2000
(the "Registration Agreement").   Under the Registration Agreement,
the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") covering the resale of the 1,035,000 shares of Common Stock issued to the stockholders of RPI.
The Company also agreed to use its reasonable best efforts to cause the registration statement to become effective and to generally keep the registration statement continuously effective for a period of two years from January 24, 2000, or, if earlier, until all of the shares are sold under the registration statement. If immediately following the initial two year effectiveness period of the registration statement, the stockholders of RPI are unable to sell any of their remaining shares in the open market in the United States without limitation as to volume or manner of sale restrictions and without being required to file any forms or reports with the SEC under the Securities Act of 1933, the Company agreed to use its reasonable best efforts to keep the registration statement continuously effective for an additional six months. Under certain circumstances, in connection with a transfer of the shares covered by the Registration Agreement, the stockholders of RPI may assign their rights under such registration statement.

                              SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 8



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement, dated as of March 10, 2000, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).

                              SCHEDULE 13D
CUSIP No. 969199 10 8                                                  Page 9





                               SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 10, 2000          RPH, Inc.



                                By: /s/ Michael F. Curran
                                    -----------------------------------------
                                    Michael F. Curran, President



Dated:  March 10, 2000          Curran Holdings, Inc.



                                By: /s/ Michael F. Curran
                                    -----------------------------------------
                                    Michael F. Curran, President





Dated:  March 10, 2000          /s/ Michael F. Curran
                                ---------------------------------------------
                                Michael F. Curran

                             SCHEDULE 13D
CUSIP No. 969199 10 8                                                 Page 10




                             EXHIBIT INDEX

Exhibit A - Joint Filing Agreement, dated as of March 10, 2000, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).